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EXHIBIT 99.2

FOR IMMEDIATE RELEASE	Thursday, April 27, 2006

(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless noted otherwise.)

CELESTICA ANNOUNCES FIRST QUARTER FINANCIAL RESULTS
First Quarter Summary

  •
  Revenue of $1,934 million, down 10% from $2,151 million last year

  •
  GAAP loss of ($0.08) per share compared to GAAP loss ($0.05) per share last year

  •
  Adjusted net earnings of $0.08 per share compared to $0.15 per share a year ago

  •
  Q2 revenue guidance of $2.05-$2.25 billion, adjusted earnings per share of $0.08-$0.16

TORONTO, Canada — Celestica Inc. (NYSE: CLS, TSX: CLS/SV), a world leader in electronics manufacturing services (EMS), today announced financial results for the first quarter ended March 31, 2006.

        Revenue was $1,934 million, compared to $2,151 million in the first quarter of 2005. Net loss on a GAAP basis for the first quarter was ($17.4) million or ($0.08) per share, compared to a GAAP net loss for the first quarter of 2005 of ($11.6) million or ($0.05) per share. Included in GAAP net loss for the quarter are charges of $17.0 million associated with previously announced restructuring plans.

        Adjusted net earnings for the quarter were $17.4 million or $0.08 per share compared to $33.4 million or $0.15 per share for the same period last year. Adjusted net earnings is defined as net earnings before amortization of intangible assets, gains or losses on the repurchase of shares and debt, integration costs related to acquisitions, option expense, option exchange costs and other charges, net of tax and significant deferred tax write-offs (detailed GAAP financial statements and supplementary information related to adjusted net earnings appear at the end of this press release). These results compare with the company's guidance for the first quarter, announced on January 26, 2006, of revenue of $1.8 to $2.0 billion and adjusted net earnings per share of $0.04 to $0.12.

        "Our results in the first quarter reflected the impact of a seasonal revenue decline from the fourth quarter as well as substantial investments being made to support our major new program launches and growth in our low-cost facilities," said Steve Delaney, CEO, Celestica. "We continue to see a positive demand environment into the second quarter. As our new programs ramp, material flows stabilize and restructuring activities continue as planned, we expect to show improvements in our operating results in the coming quarters."

Outlook

        For the second quarter ending June 30, 2006, the company anticipates revenue to be in the range of $2.05 billion to $2.25 billion, and adjusted earnings per share ranging from $0.08 to $0.16.

First Quarter and Annual Shareholders Meeting Webcasts

        Management will host its quarterly results conference call today at 8:30 a.m. Eastern Time which can be accessed at www.celestica.com.

        The company's Annual Shareholders Meeting is also being held today in Toronto and will commence at 10:00 a.m. Eastern Time in the Auditorium of the TSX Broadcast and Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario. A live webcast of management's presentation will be available at www.celestica.com at approximately 10:10 a.m.

Supplementary Information

        In addition to disclosing detailed results in accordance with Canadian generally accepted accounting principles (GAAP), Celestica also provides supplementary non-GAAP measures as a method to evaluate the company's operating performance.

        Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of acquisitions made by the company, restructuring activities, securities repurchases and the adoption of fair value accounting for stock options, management believes adjusted net earnings is a useful measure that facilitates period-to-period operating comparisons and allows the company to compare its operating results with its competitors in the U.S. and Asia. Adjusted net earnings excludes the effects of acquisition-related charges (most significantly, amortization of intangible assets and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and long-lived assets), gains or losses on the repurchase of shares or debt, option expense and option exchange costs, and the related income tax effect of these adjustments and any significant deferred tax write-offs. Adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Adjusted net earnings is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of adjusted net earnings to Canadian GAAP net earnings (loss) below.

About Celestica

        Celestica is a world leader in the delivery of electronics manufacturing services (EMS). Celestica operates a global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers).

        For further information on Celestica, visit its website at http://www.celestica.com.

        The company's security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Safe Harbour and Fair Disclosure Statement

        This news release contains forward-looking statements related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: variability of operating results among periods; inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfer associated with major restructuring activities; the effects of price competition and other business and competitive factors generally affecting the EMS industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; component constraints; our ability to manage our restructuring and the shift of production to lower cost geographies. These and other risks and uncertainties and factors are discussed in the Company's various public filings at www.sedar.com and www.sec.gov, including our Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

        As of its date, this press release contains any material information associated with the company's financial results for the first quarter ended March 31, 2006 and revenue and adjusted net earnings guidance for the second quarter ending June 30, 2006. Earnings guidance is reviewed by the company's board of directors. It is Celestica's policy that earnings guidance is effective on the date given, and will only be updated through a public announcement.

Contacts:

Laurie Flanagan	Paul Carpino
Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

RECONCILIATION OF GAAP TO ADJUSTED NET EARNINGS

	2005			2006
Three months ended March 31
	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
(in millions of U.S. dollars)
Revenue	$2,150.6	$—	$2,150.6	$1,934.0	$—	$1,934.0
Cost of sales(1)	2,027.6	(1.4)	2,026.2	1,828.2	(1.5)	1,826.7

Gross profit	123.0	1.4	124.4	105.8	1.5	107.3
SG&A(1)	75.6	(1.1)	74.5	74.5	(1.3)	73.2
Amortization of intangible assets	7.2	(7.2)	—	6.6	(6.6)	—
Integration costs relating to acquisitions	0.3	(0.3)	—	0.5	(0.5)	—
Other charges	31.9	(31.9)	—	17.0	(17.0)	—

Operating earnings (EBIAT)	8.0	41.9	49.9	7.2	26.9	34.1
Lyons accretion	3.2	—	3.2	—	—	—
Interest expense, net	7.9	—	7.9	13.9	—	13.9

Net earnings (loss) before tax	(3.1)	41.9	38.8	(6.7)	26.9	20.2
Income tax expense (recovery)	8.5	(3.1)	5.4	10.7	(7.9)	2.8

Net earnings (loss)	$(11.6)	$45.0	$33.4	$(17.4)	$34.8	$17.4

W.A. # of shares (in millions) — diluted	226.9		229.0	226.7		227.9
Earnings (loss) per share — diluted	$(0.05)		$0.15	$(0.08)		$0.08

        (1) Non - cash option expense included in cost of sales and SG&A is added back for adjusted net earnings

GUIDANCE SUMMARY

1Q versus actuals	1Q 06 Guidance	1Q 06 Actual
Revenue	$1.8B - $2.0B	$1.9B
Adjusted net EPS	$0.04 - $0.12	$0.08
Forward Guidance(2)	2Q 06 Guidance
Revenue	$2.05B - $2.25B
Adjusted net EPS	$0.08 - $0.16

        (2) Guidance for the second quarter is provided only on an adjusted net earnings basis. This is due to the difficulty in forecasting the various items impacting GAAP net earnings, such as the amount and timing of our restructuring activities.

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)
(unaudited)

	December 31 2005	March 31 2006
Assets
Current assets:
Cash and short-term investments	$969.0	$776.0
Accounts receivable	982.6	985.4
Inventories	1,058.4	1,157.8
Prepaid and other assets	124.0	133.0
Income taxes recoverable	113.5	91.8
Deferred income taxes	10.9	9.3

	3,258.4	3,153.3
Capital assets	544.8	582.0
Goodwill from business combinations	874.5	874.8
Intangible assets	79.0	80.1
Other assets	101.1	96.3

	$4,857.8	$4,786.5

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,153.3	$1,199.3
Accrued liabilities	492.1	406.7
Income taxes payable	119.9	102.7
Deferred income taxes	4.5	3.7
Current portion of long-term debt (note 4)	0.5	0.4

	1,770.3	1,712.8
Long-term debt (note 4)	750.9	750.7
Accrued pension and post-employment benefits	76.8	75.7
Deferred income taxes	17.8	16.2
Other long-term liabilities	27.6	25.1

	2,643.4	2,580.5
Shareholders' equity:
Capital stock	3,562.3	3,567.9
Warrants	8.4	8.4
Contributed surplus	169.9	172.1
Deficit	(1,545.6)	(1,563.0)
Foreign currency translation adjustment	19.4	20.6

	2,214.4	2,206.0

	$4,857.8	$4,786.5

Guarantees and contingencies (note 12)

See accompanying notes to consolidated financial statements.
These unaudited interim consolidated financial statements should be read in conjunction with the
2005 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(in millions of U.S. dollars, except per share amounts)
(unaudited)

	Three months ended March 31
	2005	2006
Revenue	$2,150.6	$1,934.0
Cost of sales	2,027.6	1,828.2

Gross profit	123.0	105.8
Selling, general and administrative expenses (SG&A)	75.6	74.5
Amortization of intangible assets	7.2	6.6
Integration costs related to acquisitions	0.3	0.5
Other charges (note 6)	31.9	17.0
Accretion of convertible debt (note 5)	3.2	—
Interest on long-term debt	8.8	15.9
Interest income, net	(0.9)	(2.0)

Loss before income taxes	(3.1)	(6.7)

Income taxes expense:
Current	8.2	8.9
Deferred	0.3	1.8

	8.5	10.7

Net loss for the period	$(11.6)	$(17.4)

Deficit, beginning of period	$(1,473.6)	$(1,545.6)
Net loss for the period	(11.6)	(17.4)

Deficit, end of period	$(1,485.2)	$(1,563.0)

Basic loss per share	$(0.05)	$(0.08)
Diluted loss per share	$(0.05)	$(0.08)
Shares used in computing per share amounts:
Basic (in millions)	226.9	226.7
Diluted (in millions)	226.9	226.7

See accompanying notes to consolidated financial statements.
These unaudited interim consolidated financial statements should be read in conjunction with the
2005 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)
(unaudited)

	Three months ended March 31
	2005	2006
Cash provided by (used in):
Operations:
Net loss for the period	$(11.6)	$(17.4)
Items not affecting cash:
Depreciation and amortization	42.3	31.5
Deferred income taxes	0.3	1.8
Accretion of convertible debt	3.2	—
Non-cash charge for option issuances	2.5	2.8
Restructuring charges	0.9	—
Other charges	(1.1)	—
Other	(1.8)	3.8
Changes in non-cash working capital items:
Accounts receivable	77.2	(3.0)
Inventories	(39.5)	(92.5)
Prepaid and other assets	(20.5)	(9.0)
Income taxes recoverable	0.5	21.7
Accounts payable and accrued liabilities	(37.4)	(40.3)
Income taxes payable	(4.4)	(17.2)

Non-cash working capital changes	(24.1)	(140.3)

Cash provided by (used in) operations	10.6	(117.8)

Investing:
Acquisitions	—	(19.1)
Purchase of capital assets	(38.4)	(55.1)
Proceeds from sale of assets	11.1	—
Other	0.3	0.9

Cash used in investing activities	(27.0)	(73.3)

Financing:
Repayment of long-term debt	(2.9)	(0.3)
Issuance of share capital	2.3	0.5
Other	(0.4)	(2.1)

Cash used in financing activities	(1.0)	(1.9)

Decrease in cash	(17.4)	(193.0)
Cash, beginning of period	968.8	969.0

Cash, end of period	$951.4	$776.0

Cash is comprised of cash and short-term investments.
Supplemental cash flow information (note 10)

See accompanying notes to consolidated financial statements.
These unaudited interim consolidated financial statements should be read in conjunction with the
2005 annual consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)
(unaudited)

1.     NATURE OF BUSINESS:

        Our primary operations consist of providing a broad range of electronic product solutions such as design and engineering, manufacturing and systems integration, fulfillment and after-market solutions to customers in the computing and communications industries and, increasingly, in the aerospace and defense, automotive, consumer and industrial end markets. We have operations in Asia, the Americas and Europe.

        We prepare our financial statements in accordance with generally accepted accounting principles (GAAP) in Canada with a reconciliation to accounting principles generally accepted in the United States, disclosed in note 20 to the 2005 annual consolidated financial statements.

2.     SIGNIFICANT ACCOUNTING POLICIES:

        The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the 2005 annual consolidated financial statements. These unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly our financial position as of March 31, 2006 and the results of operations and cash flows for the three months ended March 31, 2005 and 2006. These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2005 annual consolidated financial statements.

3.     ACQUISITIONS:

        As part of the acquisition of Manufacturers' Services Limited (MSL) in 2004, we recorded liabilities for consolidating some of the acquired MSL sites. These liabilities are detailed in the chart below. The remaining liability for employee termination costs at March 31, 2006 relates to employees terminated in 2005 who are receiving their severance amounts over a period of time in accordance with local regulations. We will continue to draw down this accrual throughout 2006 as these payments are made. Our long-term lease and contractual obligations will be paid out over the remaining lease terms through 2010. Cash outlays are funded from cash on hand. We record the restructuring liability in accrued liabilities. Details of the activity through the MSL restructuring liability are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability
Accrued on acquisition	$28.0	$6.9	$1.2	$36.1
Cash payments	(14.7)	(0.6)	(0.2)	(15.5)

December 31, 2004	13.3	6.3	1.0	20.6
Adjustments	(0.5)	(0.2)	0.7	—
Cash payments	(2.2)	(3.9)	(1.3)	(7.4)

December 31, 2005	10.6	2.2	0.4	13.2
Cash payments	(2.6)	(0.2)	—	(2.8)

March 31, 2006	$8.0	$2.0	$0.4	$10.4

2005 activities:

        In the third quarter of 2005, we completed the acquisitions of CoreSim Inc. and Ramnish Electronics Private Limited. In the fourth quarter of 2005, we completed the acquisition of Displaytronix Inc. The total aggregate cash purchase price was $6.5, including indebtedness assumed.

2006 activities:

        In March 2006, we acquired certain assets located in the Philippines from Powerwave Technologies, Inc. for a cash purchase price of $19.1. Amortizable intangible assets arising from this acquisition are expected to be approximately $7.6, primarily for customer relationships and contract intangibles.

        We are in the process of finalizing the valuation of certain assets acquired. As such, the fair value allocation of the purchase price is subject to refinement.

4.     LONG-TERM DEBT:

	December 31 2005	March 31 2006
Unsecured, revolving credit facility due 2007 (a)	$—	$—
Senior Subordinated Notes due 2011 (b)	500.0	500.0
Senior Subordinated Notes due 2013 (c)	250.0	250.0
Capital lease obligations	1.4	1.1

	751.4	751.1
Less current portion	0.5	0.4

	$750.9	$750.7

  (a)
  We have a 364-day credit facility for $600.0 which matures in June 2007. The facility includes a $25.0 swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There are no borrowings outstanding under this facility. Commitment fees for the first quarter of 2006 were $0.7.

    The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that require us to maintain certain financial ratios. A change of control is an event of default. Based on the required minimum financial ratios at March 31, 2006, we are limited to approximately $170 of available debt incurrence. The available debt incurrence under the facility has been reduced by covenants relating to the two subordinated note issuances and outstanding letters of credit and guarantees. We were in compliance with all covenants at March 31, 2006.

  (b)
  In June 2004, we issued Senior Subordinated Notes due 2011 with an aggregate principal amount of $500.0, and a fixed interest rate of 7.875%. We incurred $12.0 in underwriting commissions and expenses which we deferred and are amortizing over the term of the debt. The 2011 Notes are unsecured and are subordinated in right of payment to all our senior debt. We may redeem the 2011 Notes on July 1, 2008 or later at various premiums above face value.

    In connection with the 2011 Notes offering, we entered into agreements which swap the fixed interest rate with a variable interest rate based on LIBOR plus a margin. The average interest rate on the 2011 Notes was 7.5% for the first quarter of 2006 (7.1% for the fourth quarter of 2005 and 5.6% for the first quarter of 2005).

  (c)
  In June 2005, we issued Senior Subordinated Notes due 2013 with an aggregate principal amount of $250.0, and a fixed interest rate of 7.625%. We incurred $4.2 in underwriting commissions and expenses which we deferred and are amortizing over the term of the debt. The 2013 Notes are unsecured and are subordinated in right of payment to all our senior debt. We may redeem the 2013 Notes on July 1, 2009 or later at various premiums above face value.

5.     CONVERTIBLE DEBT:

        During the third quarter of 2005, we repurchased the remaining outstanding LYONs and recorded gains on the principal component through other charges and losses on the option component through deficit. After the third quarter of 2005, we have not recorded any accretion charges related to the LYONs.

6.     OTHER CHARGES:

	Three months ended March 31
	2005	2006
2001 to 2004 restructuring (a)	$1.0	$0.5
2005 and 2006 restructuring (b)	32.0	16.5

Total restructuring	33.0	17.0
Gain on sale of surplus land and building	(1.1)	—

	$31.9	$17.0

(a)    2001 to 2004 restructuring:

        In 2001, we announced a restructuring plan in response to the weak end-markets in the computing and telecommunications industries. In response to the prolonged difficult end-market conditions, we announced a second restructuring plan in July 2002. The weak demand for our manufacturing services resulted in an accelerated move to lower-cost geographies and additional restructuring in the Americas and Europe. In January 2003, we announced further reductions to our manufacturing capacity in Europe. In January and April 2004, we announced plans to further restructure our operations to better align capacity with customers' requirements. These restructuring actions were focused on workforce reductions and facility consolidations in all regions.

        These restructuring actions were focused on consolidating facilities, reducing the workforce, and transferring programs to lower-cost geographies. The majority of the employees terminated were manufacturing and plant employees. For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. Adjustments were made to lease and other contractual obligations to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect higher accruals for other leases due to delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas.

        We have completed the major components of these restructuring plans, except for certain long-term lease and other contractual obligations, which will be paid out over the remaining lease terms through 2015, and certain payments to regulatory agencies in accordance with local labor legislation in Europe which we expect to pay out through 2008. Cash outlays are funded from cash on hand.

        $5.9 of the accrued termination costs is classified in other long-term liabilities. The remaining restructuring liability is recorded in accrued liabilities.

        Details of the activity through the accrued restructuring liability and the non-cash charge are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2001	$—	$—	$—	$—	$—	$—
Provision re: 2001	90.7	35.3	12.4	138.4	98.6	237.0
Cash payments	(51.2)	(1.6)	(2.9)	(55.7)	—	—

December 31, 2001	39.5	33.7	9.5	82.7	98.6	237.0
Provision re: 2002	128.8	51.7	8.5	189.0	194.5	383.5
Cash payments	(77.1)	(14.7)	(7.5)	(99.3)	—	—
Adjustments	(4.1)	11.4	(2.7)	4.6	(2.7)	1.9

December 31, 2002	87.1	82.1	7.8	177.0	290.4	622.4
Provision re: 2003	61.4	0.3	1.1	62.8	8.5	71.3
Cash payments	(112.0)	(44.4)	(8.9)	(165.3)	—	—
Adjustments	7.4	24.1	2.9	34.4	(10.8)	23.6

December 31, 2003	43.9	62.1	2.9	108.9	288.1	717.3
Provision re: 2004	98.6	8.7	5.9	113.2	33.9	147.1
Cash payments	(110.6)	(32.0)	(4.1)	(146.7)	—	—
Adjustments	2.7	2.2	0.3	5.2	1.4	6.6

December 31, 2004	34.6	41.0	5.0	80.6	323.4	871.0
Cash payments	(31.9)	(11.5)	(4.6)	(48.0)	—	—
Adjustments	8.7	6.2	0.6	15.5	5.3	20.8

December 31, 2005	$11.4	$35.7	$1.0	$48.1	$328.7	$891.8

        Details of the 2006 activity by quarter are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
December 31, 2005	$11.4	$35.7	$1.0	$48.1	$328.7	$—
Cash payments	(2.5)	(2.2)	—	(4.7)	—	—
Adjustments	0.2	0.3	—	0.5	—	0.5

March 31, 2006	$9.1	$33.8	$1.0	$43.9	$328.7	$0.5

(b)    2005 and 2006 restructuring:

        In January 2005, we announced plans to further improve capacity utilization and accelerate margin improvements. These restructuring actions are ongoing and include facility closures and a reduction in workforce, primarily targeting our higher-cost geographies where end-market demand has not recovered to the levels management requires to achieve sustainable profitability.

        As of March 31, 2006, we have recorded termination costs related to approximately 3,000 employees, primarily operations and plant employees. Approximately 2,500 of these employees have been terminated as of March 31, 2006 with the balance of the terminations to occur throughout 2006. Approximately 75% of employee terminations are in the Americas and 25% in Europe.

        Details of the activity through the accrued restructuring liability and the non-cash charge are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2005	$—	$—	$—	$—	$—	$—
Provision	114.0	14.5	5.1	133.6	5.7	139.3
Cash payments	(74.7)	(1.2)	(4.4)	(80.3)	—	—

December 31, 2005	39.3	13.3	0.7	53.3	5.7	139.3
Provision	13.2	1.6	1.7	16.5	—	16.5
Cash payments	(33.3)	(2.0)	(2.0)	(37.3)	—	—

March 31, 2006	$19.2	$12.9	$0.4	$32.5	$5.7	$155.8

        We expect to complete the major components of these restructuring actions by the end of 2006. Cash outlays are and will be funded from cash on hand. The restructuring liability is recorded in accrued liabilities.

Restructuring summary:

        We expect total restructuring charges of approximately $250 to $275 to be recorded in 2005 and 2006, with the majority of these charges to be employee termination costs. As of March 31, 2006, we have recorded restructuring charges totaling $160.1 in 2005 and $17.0 in 2006.

        As of March 31, 2006, we have $4.1 in assets that are available-for-sale, primarily land and buildings in all geographies as a result of the restructuring actions we implemented. We have programs underway to sell these assets.

7.     PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS:

        We have recorded the following pension expense:

	Three months ended March 31
	2005	2006
Pension plans	$9.1	$8.7
Other benefit plans	3.2	2.2

Total expense	$12.3	$10.9

8.     STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:

        We have applied the fair-value method of accounting for stock option awards granted after January 1, 2003 and, accordingly, have recorded compensation expense. For awards granted in 2002, we have disclosed the pro forma earnings and per share information as if we had accounted for employee stock options under the fair-value method. We are not required to apply the pro forma effect of awards granted prior to January 1, 2002.

        The estimated fair value of options is amortized to expense over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended March 31
	2005	2006
Risk-free rate	3.5% - 3.9%	4.5% - 4.6%
Dividend yield	0.0%	0.0%
Volatility factor of the expected market price of the Company's shares	48% - 63%	48% - 65%
Expected option life (in years)	3.5 - 5.5	3.5 - 5.5
Weighted average grant date fair values of options issued	$7.31	$5.60

        Compensation expense for the three months ended March 31, 2006 was $2.8 (three months ended March 31, 2005 — $2.5) relating to the fair value of options granted after January 1, 2003.

        The pro forma disclosure relating to options granted in 2002 is as follows:

	Three months ended March 31
	2005	2006
Net loss as reported	$(11.6)	$(17.4)
Deduct: Stock-based compensation costs using fair value method	(1.6)	(1.8)

Pro forma net loss	$(13.2)	$(19.2)

Loss per share:
Basic — as reported	$(0.05)	$(0.08)
Basic — pro forma	$(0.06)	$(0.08)
Diluted — as reported	$(0.05)	$(0.08)
Diluted — pro forma	$(0.06)	$(0.08)

        Our stock plans are described in note 9 to the 2005 annual consolidated financial statements.

9.     SEGMENTED INFORMATION:

        Our operations fall into one dominant industry segment, the electronics manufacturing services industry. We manage our operations, and accordingly determine our operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings/loss before interest and accretion on convertible debt, amortization of intangible assets, integration costs related to acquisitions, other charges, option expense and income taxes). Inter-segment transactions are reflected at market value.

        The following is a breakdown by reporting segment:

	Three months ended March 31
	2005	2006
Revenue
Asia	$965.4	$1,002.5
Americas	818.9	672.1
Europe	408.7	308.9
Elimination of inter-segment revenue	(42.4)	(49.5)

	$2,150.6	$1,934.0

	Three months ended March 31
	2005	2006
EBIAT
Asia	$36.4	$37.8
Americas	14.7	2.5
Europe	(1.2)	(6.2)

	49.9	34.1
Net interest and accretion charges	(11.1)	(13.9)
Amortization of intangible assets	(7.2)	(6.6)
Option expense	(2.5)	(2.8)
Integration costs related to acquisitions	(0.3)	(0.5)
Other charges	(31.9)	(17.0)

Loss before income taxes	$(3.1)	$(6.7)

	December 31 2005	March 31 2006
Total assets
Asia	$2,494.7	$2,545.9
Americas	1,574.2	1,477.0
Europe	788.9	763.6

	$4,857.8	$4,786.5

Goodwill
Asia	$874.5	$874.8
Americas	—	—
Europe	—	—

	$874.5	$874.8

10.   SUPPLEMENTAL CASH FLOW INFORMATION:

	Three months ended March 31
	2005	2006
Paid during the period:
Interest	$1.9	$3.4
Taxes	$6.5	$4.8

11.   HEDGING TRANSACTIONS:

        In connection with the issuance of our 2011 Notes in June 2004, we entered into agreements to swap the fixed rate of interest for a variable interest rate. The notional amount of the agreements is $500.0. The agreements mature July 2011. See note 4(b).

        Payments or receipts under the swap agreements are recorded in interest expense on long-term debt. The fair value of the interest rate swap agreements at March 31, 2006 was an unrealized loss of $13.2 (December 31, 2005 — unrealized loss of $3.1).

12.   GUARANTEES AND CONTINGENCIES:

        We have contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds which we provided to various third parties. These guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees. At March 31, 2006, these contingent liabilities, including guarantees of employee share purchase loans, amounted to $84.4 (December 31, 2005 — $80.0).

        In addition to the above guarantees, we have also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

        In the normal course of our operations, we may be subject to litigation and claims from time to time. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse effect on our results of operations, financial position or on our liquidity.

        We are subject to tax audits by local taxing authorities. International taxation authorities could challenge the validity of our inter-company financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges. In connection with ongoing tax audits in the United States, taxing authorities have asserted that our United States subsidiaries owe significant amounts of tax, interest and penalties arising from inter-company transactions. We believe we have substantial defenses to the asserted deficiencies and have adequately accrued for any likely potential losses. However, there can be no assurance as to the final resolution of these asserted deficiencies and any resulting proceedings, and if these asserted deficiencies and proceedings are determined adversely to us, the amounts we may be required to pay may be material.

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CELESTICA ANNOUNCES FIRST QUARTER FINANCIAL RESULTS First Quarter Summary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS